                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
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                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000

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                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                               Craig D. Apolinsky
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee**
$2,563,881                                                $301.77

*     For purposes of calculating the fee only.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ________________   Filing Party: _________________

      Form or Registration No.: ______________   Date Filed: ___________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer  [ ] going-private transaction subject to
          subject to Rule 14d-1.        Rule 13e-3.

      [ ] issuer tender offer       [ ] amendment to Schedule 13D under
          subject to Rule 13e-4.        Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

      This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $146.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated February 16, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement have been filed with the Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

      On March 16, 2005, AIMCO Properties mailed a letter to the holders of units of Drexel Burnham Lambert Real Estate Associates II, announcing that it was extending the expiration date of the offer from midnight New York time on March 16, 2005, to midnight New York time March 28, 2005. A copy of that letter is filed with this Schedule TO as Exhibit (a)(7).

      This Amendment No. 1 amends Items 4 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO Properties.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The seventh paragraph under "THE OFFER-Section 3. Procedure for Tendering Units" in the Offer to Purchase, which is incorporated by reference into the Schedule TO, is hereby replaced in its entirety by the following:

            ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing the acknowledgment and agreement, you will irrevocably sell, assign, transfer, convey and deliver to us and our assigns all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of your ownership in the units, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation, damages paid in connection with any existing or future litigation and all other distributions and payments made from and after the effective date, in respect of the units tendered by you and accepted for payment and thereby purchased by us; (ii) all other payments, if any, due or to become due to you in respect of the units, under or arising out of your partnership's agreement of limited partnership or any agreement pursuant to which the units were sold (the "Purchase Agreement"), whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security

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      interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership, the Purchase Agreement or your ownership of the units, including, without limitation, any and all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and
      (iv) all of your past, present and future claims, if any, whether on behalf of your partnership, individually or on behalf of a putative class (including without limitation any claims against limited partners of the partnership, the general partner(s) and/or any affiliates thereof), under, arising out of or related to your partnership's agreement of limited partnership, the Purchase Agreement, your status as a limited partner, the terms or conditions of this offer, the management of your partnership, monies loaned or advanced, services rendered to your partnership or its partners, or any other claims arising out of or related to your ownership of the units; provided that you will not release any claims based upon violations of federal securities laws that you may have arising from this offer. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

      The first paragraph under "THE OFFER-Section 5. Extension of Tender Period; Termination; Amendment; No Subsequent Offering Period" in the Offer to Purchase, which is incorporated by reference into the Schedule TO, is replaced in its entirety by the following:

      We expressly reserve the right, in our reasonable discretion (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions of the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer -- Section 17. Conditions of the Offer," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the units being sought, or both). We will not assert any of the conditions to the offer subsequent to the expiration of the offer, and we will not delay payment subsequent to the expiration of the offer. Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

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      The second sentence in the last paragraph under "THE OFFER-Section 17.
Conditions of the Offer" in the Offer to Purchase, which is incorporated by reference into the Schedule TO, is replaced in its entirety by the following:

      We will not assert any of the conditions to the offer subsequent to the expiration of the offer, and we will not delay payment subsequent to the expiration of the offer.

      The second paragraph on page 2 of the Letter of Transmittal, which is incorporated by reference into the Schedule TO, is replaced in its entirety by the following:

            SUBJECT TO AND EFFECTIVE UPON ACCEPTANCE FOR CONSIDERATION OF ANY OF THE UNITS TENDERED HEREBY AND THEREBY IN ACCORDANCE WITH THE TERMS OF THE OFFER TO PURCHASE, THE SIGNATORY HEREBY AND THEREBY IRREVOCABLY SELLS, ASSIGNS, TRANSFERS, CONVEYS AND DELIVERS TO, OR UPON THE ORDER OF, THE PURCHASER ALL RIGHT, TITLE AND INTEREST IN AND TO SUCH UNITS TENDERED HEREBY AND THEREBY THAT ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER TO PURCHASE, INCLUDING, WITHOUT LIMITATION, (I) ALL OF THE SIGNATORY'S INTEREST IN THE CAPITAL OF THE PARTNERSHIP, AND THE SIGNATORY'S INTEREST IN ALL PROFITS, LOSSES AND DISTRIBUTIONS OF ANY KIND TO WHICH THE SIGNATORY SHALL AT ANY TIME BE ENTITLED IN RESPECT OF HIS OWNERSHIP OF THE UNITS, INCLUDING, WITHOUT LIMITATION, DISTRIBUTIONS IN THE ORDINARY COURSE, DISTRIBUTIONS FROM SALES OF ASSETS, DISTRIBUTIONS UPON LIQUIDATION, WINDING-UP, OR DISSOLUTION, PAYMENTS IN SETTLEMENT OF EXISTING OR FUTURE LITIGATION, DAMAGES PAID IN CONNECTION WITH ANY EXISTING OR FUTURE LITIGATION AND ALL OTHER DISTRIBUTIONS AND PAYMENTS MADE FROM AND AFTER THE EXPIRATION DATE, IN RESPECT OF THE UNITS TENDERED BY THE SIGNATORY AND ACCEPTED FOR PAYMENT AND THEREBY PURCHASED BY THE PURCHASER; (II) ALL OTHER PAYMENTS, IF ANY, DUE OR TO BECOME DUE TO THE SIGNATORY IN RESPECT OF THE UNITS, UNDER OR ARISING OUT OF THE AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP OF THE PARTNERSHIP (THE "PARTNERSHIP AGREEMENT"), OR ANY AGREEMENT PURSUANT TO WHICH THE UNITS WERE SOLD (THE "PURCHASE AGREEMENT"), WHETHER AS CONTRACTUAL OBLIGATIONS, DAMAGES, INSURANCE PROCEEDS, CONDEMNATION AWARDS OR OTHERWISE; (III) ALL OF THE SIGNATORY'S CLAIMS, RIGHTS, POWERS, PRIVILEGES, AUTHORITY, OPTIONS, SECURITY INTERESTS, LIENS AND REMEDIES, IF ANY, UNDER OR ARISING OUT OF THE PARTNERSHIP AGREEMENT OR PURCHASE AGREEMENT OR THE SIGNATORY'S OWNERSHIP OF THE UNITS, INCLUDING, WITHOUT LIMITATION, ANY AND ALL VOTING RIGHTS, RIGHTS OF

      FIRST OFFER, FIRST REFUSAL OR SIMILAR RIGHTS, AND RIGHTS TO BE SUBSTITUTED AS A LIMITED PARTNER OF THE PARTNERSHIP; AND (IV) ALL PAST, PRESENT AND FUTURE CLAIMS, IF ANY, OF THE SIGNATORY WHETHER ON BEHALF OF THE PARTNERSHIP, INDIVIDUALLY OR ON BEHALF OF A PUTATIVE CLASS (INCLUDING WITHOUT LIMITATION ANY CLAIMS AGAINST LIMITED PARTNERS OF THE PARTNERSHIP, THE GENERAL PARTNER(S) AND/OR ANY AFFILIATES THEREOF) UNDER, ARISING OUT OF OR RELATED TO THE PARTNERSHIP AGREEMENT, THE PURCHASE AGREEMENT, THE SIGNATORY'S STATUS AS A LIMITED PARTNER, THE TERMS OR CONDITIONS OF THE OFFER TO PURCHASE, THE MANAGEMENT OF THE PARTNERSHIP, MONIES LOANED OR ADVANCED, SERVICES RENDERED TO THE PARTNERSHIP OR ITS PARTNERS, OR ANY OTHER CLAIMS ARISING OUT OF OR RELATED TO THE SIGNATORY'S OWNERSHIP OF UNITS IN THE PARTNERSHIP; PROVIDED THAT THE SIGNATORY DOES NOT RELEASE ANY CLAIMS BASED UPON VIOLATIONS OF FEDERAL SECURITIES LAWS THAT THE SIGNATORY MAY HAVE ARISING FROM THIS OFFER.

      On March 16, 2005, AIMCO Properties announced that it was extending the offer period until midnight New York time, on March 28, 2005, and mailed a letter to each holder of units in Drexel Burnham Lambert Real Estate Associates II, a copy of which is attached hereto as Exhibit (a)(7). AIMCO Properties reserves the right to further extend the offer, to amend the offer or to terminate the offer, in each case in its discretion and in accordance with the terms of the Offer to Purchase, as amended.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Drexel Burnham Lambert Real Estate Associates II, dated February 16, 2005. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated February 16, 2005 (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1) hereto).

(a)(3) Acknowledgement and Agreement, dated February 16, 2005. (Previously filed)

(a)(4) Letter, dated February 16, 2005, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2004 filed with the Commission on Form 10-K on March 14, 2005 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2004 filed with the Commission on Form 10-Q on November 8, 2004 is incorporated herein by reference.

(a)(7) Letter dated March 16, 2005, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II.

(b)(1) Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(d)      Not applicable.

(g)      None.

(h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

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                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2005

                                               APARTMENT INVESTMENT AND
                                               MANAGEMENT COMPANY

                                               AIMCO-GP, INC.

                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   -----------------------------
                                                       (General Partner)

                                               By: /s/ Martha L. Long
                                                   -----------------------------
                                                   Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

(a)(1) Offer to Purchase limited partnership units of Drexel Burnham Lambert Real Estate Associates II, dated February 16, 2005. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated February 16, 2005 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3) Acknowledgement and Agreement, dated February 16, 2005. (Previously filed)

(a)(4) Letter, dated February 16, 2005, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates
             II. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2004 filed with the Commission on Form 10-K on March 14, 2005 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2004 filed with the Commission on Form 10-Q on November 8, 2004 is incorporated herein by reference.

(a)(7) Letter dated March 16, 2005, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II.

(b)(1) Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by this reference).

(d)          Not applicable.

(g)          None.

(h)          None.